Exhibit 4.5

VINCE HOLDING CORP.

[FORM OF NOTICE TO STOCKHOLDERS WHO ARE RECORD HOLDERS]

Up to              Shares of Common Stock Issuable Upon Exercise of Non-Transferable Rights

Enclosed for your consideration is a prospectus, dated             , 2017 (the “Prospectus”), relating to the offering by Vince Holding Corp. (the “Company”) of non-transferable rights (the “Rights”) to subscribe for shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), by stockholders of record (“Record Date Stockholders”) as of 5:00 p.m., New York City time, on             , 2017 (the “Record Date”).

Pursuant to the offering, the Company is issuing Rights to subscribe for              shares of its Common Stock, on the terms and subject to the conditions described in the Prospectus. The Rights may be exercised at any time during the subscription period, which commences on             , 2017 and ends at 5:00 p.m., New York City time, on             , 2017, unless extended by the Company (as it may be extended, the “Expiration Date”). The Rights are non-transferable and will not be listed for trading on the New York Stock Exchange or any other securities exchange or automated quotation system.

As described in the Prospectus, Record Date Stockholders will receive              Right for each share of Common Stock owned on the Record Date. The Rights entitle the holders (the “Rights Holders”) to purchase             shares of Common Stock at the subscription price of $              per whole share of Common Stock (the “Subscription Right”).

Holders who fully exercise their rights will be entitled to subscribe for additional shares that remain unsubscribed as a result of any unexercised rights (the “Over-Subscription Right”). The Over-Subscription Right allows a rights holder to subscribe for an additional amount equal to up to         % of the shares of Common Stock for which such holder was otherwise entitled to subscribe. If sufficient remaining shares of Common Stock are available, all over-subscription requests will be honored in full. If requests for shares of Common Stock pursuant to the Over-Subscription Right exceed the remaining shares of Common Stock available, the remaining shares of Common Stock will be allocated pro-rata among Rights Holders who over-subscribe based on the primary subscription rights exercised.

You are not required to exercise any or all of your subscription rights. Rights may only be exercised for whole numbers of shares; no fractional shares of Common Stock will be issued in this offering. The rights will be evidenced by subscription certificates (the “Subscription Certificates”).

Enclosed are copies of the following documents:

1.	Prospectus, dated , 2017;

2.	Subscription Certificate; and

3.	A return envelope, addressed to Broadridge Corporate Issuer Solutions, Inc. (the “Subscription Agent”).

Your prompt attention is requested. To exercise Rights, you should complete and sign the Subscription Certificate and forward it, with payment of the subscription price in full for each share of Common Stock subscribed for pursuant to the Subscription Right and the Over-Subscription Right to the Subscription Agent, as indicated on the Subscription Certificate. The Subscription Agent must receive the properly completed and duly executed Subscription Certificate and full payment at or prior to 5:00 p.m., New York City time, on the Expiration Date.

You will have no right to rescind your subscription after receipt of your payment of the subscription price, except as described in the Prospectus. Rights not exercised at or prior to 5:00 p.m., New York City time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE INFORMATION AGENT, TOLL-FREE AT THE FOLLOWING TELEPHONE NUMBER: +1 (855) 793-5068